UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective August 5, 2025, Ms. Huashu Yuan (“Ms. Yuan”) resigned as a director, a member of audit committee (the “Audit Committee”), the chair of compensation committee (the “Compensation Committee”) and the chair of nominating committee (the “Nominating Committee”) of the board of directors (the “Board”) of Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”). The resignation of Ms. Yuan was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective August 5, 2025, Mr. Cong Zhang (“Mr. Zhang”), was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Ms. Yuan. Effective August 5, 2025, Mr. Ishak Han, the current chair of the Board, was elected as the chair of the Compensation Committee and the chair of the Nominating Committee.

Mr. Zhang has been serving as the vice president of business at Sichuan Jindouyun Law Firm, a legal service provider, from 2023 till now, where he oversees the firm’s business development and client management. From 2019 to 2022, he worked as the project director at Anhui Fengtai Environmental Technology Co., Ltd., an environmental technology company. From 2016 to 2018, he served as operations supervisor at Chongqing Huaxun Business Information Consulting Co., Ltd., a business consulting firm. Mr. Zhang holds a bachelor’s degree in Engineering Management from Chongqing Technology and Business University Rongzhi College.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 6, 2025	ANTELOPE ENTERPRISE HOLDINGS LTD.

		By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer